                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            -----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. ___)


                          Isle of Capri Casinos, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   147575104
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                Paul W. Theiss
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                            Chicago, Illinois 60603
                                (312) 782-0600
      ___________________________________________________________________
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 March 2, 2000
      ___________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

                        (Continued on following pages)
                             (Page 1 of 18 Pages)

                                                              Page 2 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------

      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      BERNARD GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,427,976

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             277,976 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          7,556,451 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,834,427 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                                              Page 3 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      IRENE S. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,575,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,575,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,575,000 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                                              Page 4 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      JEFFREY D. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,137,455 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,137,455 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,575,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,712,455 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                                              Page 5 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      RICHARD A. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,026,655 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,026,655 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,575,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,601,655 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                                              Page 6 of 18 Pages
CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ROBERT S. GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,669,520 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,691,895 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,977,625 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,669,520 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                                              Page 7 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      JEFFREY D. GOLDSTEIN TRUST U/A March 2, 2000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,575,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,575,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,575,000 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      00
------------------------------------------------------------------------------

                                                              Page 8 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      RICHARD A. GOLDSTEIN TRUST U/A March 2, 2000
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,575,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,575,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,575,000 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                                              Page 9 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      BERNARD GOLDSTEIN 1999 IRREVOCABLE TRUST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Missouri
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,977,625

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,977,625

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,977,625 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      OO
------------------------------------------------------------------------------

                                                             Page 10 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      VALLEY CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      IOWA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,428,826

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,428,826

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,428,826 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                                                             Page 11 of 18 Pages

CUSIP NO.: 147575104             Schedule 13D
           -----------


      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      KATHY GOLDSTEIN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            303,750

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             303,750

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      303,750 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.01%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

                                                             Page 12 of 18 Pages


ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Isle of Capri Common Stock"), of Isle of Capri Casinos, Inc., a Delaware corporation ("Isle of Capri" or the "Issuer"). Isle of Capri's principal executive offices are located at 1641 Popps Ferry Road, Biloxi, Mississippi 39532.

ITEM 2.   IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Bernard Goldstein, Irene S. Goldstein, Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein, the Jeffrey D. Goldstein Trust dated as of March 2, 2000 for the benefit of Jeffrey D. Goldstein (the "Jeffrey D. Goldstein Trust"), the Richard A. Goldstein Trust dated as of March 2, 2000 for the benefit of Richard A. Goldstein (the "Richard
A. Goldstein Trust"), the Bernard Goldstein 1999 Irrevocable Trust for the benefit of Bernard Goldstein (the "Bernard Goldstein Trust"), Valley Corporation and Kathy Goldstein. Each of the persons filing this Schedule 13D disclaims membership in a group.

     (a) - (c)    Bernard Goldstein is the Chairman and Chief Executive Officer
                  of Isle of Capri. Isle of Capri's principal business is the development, ownership and operation of branded gaming and related lodging and entertainment facilities in the United
                  States. Bernard Goldstein's business address is Isle of Capri,
                  2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida
                  33431.

                  Irene S. Goldstein is the wife of Bernard Goldstein and is not presently employed. Mrs. Goldstein's address is c/o Isle of Capri, 2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida 33431.

                  Jeffrey D. Goldstein is the son of Bernard Goldstein and President of Alter Barge Line, Inc. whose principal business is the transportation of commodities on the inland waterways. Jeffrey D. Goldstein's business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722. Alter Barge Line, Inc. has no ownership of securities of Isle of Capri.

                  Richard A. Goldstein is the son of Bernard Goldstein and Vice President of Alter Trading Corporation, whose principal business is scrap metal recycling. Richard A. Goldstein's business address is 555 North New Ballas Road, Suite 150, St. Louis, Missouri 63141. Alter Trading Corporation has no ownership of securities of Isle of Capri.

                  Robert S. Goldstein is the son of Bernard Goldstein and a Director of Isle of Capri. Robert Goldstein is also President of Alter Trading Corporation. Mr. Goldstein's business address is 555 North New Ballas Road, Suite 150, St. Louis, Missouri 63141.

                  The Jeffrey D. Goldstein Trust and the Richard A. Goldstein Trust are established under Iowa law. The address for each of these is c/o Bernard Goldstein, Isle of Capri, 2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida 33431. The Bernard Goldstein Trust is established under Missouri law. The address for the Bernard Goldstein Trust is 555 North New Ballas, Suite 150, St. Louis, Missouri 63141.

                  Valley Corporation is an Iowa corporation wholly-owned by members of the Goldstein family. Bernard Goldstein is Chairman.

                  Kathy Goldstein is the daughter of Bernard Goldstein. Ms. Goldstein's address is c/o Isle of Capri, 2200 Corporate Boulevard N.W., Suite 310, Boca Raton, Florida 33431.

                                                             Page 13 0f 18 Pages

     (d) - (e)    During the last five years, none of the persons filing this
                  Schedule 13D has been convicted in a criminal proceeding
                  (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the persons filing this report is the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Irene S. Goldstein, Jeffrey D. Goldstein, Richard A. Goldstein and Robert
S. Goldstein, who constitute all the shareholders of BRDC, Inc. ("BRDC"), acquired 6,300,000 shares of Isle of Capri issued on March 2, 2000 upon consummation of the Agreement and Plan of Merger dated as of December 19, 1999 among Isle of Capri, BRDC and the shareholders of BRDC (the "BRDC Merger Agreement"). Pursuant to the terms of the BRDC Merger Agreement, the former shareholders of BRDC received shares of Isle of Capri in exchange for all of the outstanding shares of BRDC.

     The acquisition of shares pursuant to the BRDC Merger Agreement resulted from a transaction proposed to the shareholders of BRDC by Isle of Capri. Isle of Capri and its subsidiaries had entered into an Agreement and Plan of Merger with Lady Luck Gaming Corporation ("Lady Luck") dated as of October 5, 1999 (the "Lady Luck Merger Agreement") pursuant to which Isle of Capri would acquire the 50% interest in the Lady Luck Bettendorf casino and hotel in Bettendorf, Iowa. BRDC owned the other 50% interest in Lady Luck Bettendorf and owned real estate leased to Lady Luck Bettendorf. The Isle of Capri Board of Directors proposed a transaction to the BRDC shareholders so that Isle of Capri could acquire the 50% of Lady Luck Bettendorf and associated real estate it would not own upon consummation of the Lady Luck Merger Agreement.

ITEM 4.   PURPOSE OF TRANSACTION

     See response to Item 3 above. Pursuant to the terms of the BRDC Merger Agreement, the merger was consummated on March 2, 2000. The former shareholders of BRDC received 6,300,000 shares of Isle of Capri common stock.

                          *    *    *     *    *    *

          Bernard Goldstein is the Chairman and Chief Executive Officer and Robert S. Goldstein is a member of the Board of Directors of Isle of Capri. In such capacities, Messrs. Goldstein are party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) herein. Responses set forth in Items 4(b) through (j) refer to plans or proposals of the persons filing this Schedule 13D only and are not intended to include decisions of Isle of Capri which Messrs. Goldstein may participate in as members of the Board of Directors of Isle of Capri.

                          *    *    *     *    *    *

                                                             Page 14 of 18 Pages

(a) The persons filing this Schedule 13D may, from time to time, acquire additional securities of Isle of Capri by open market purchase or through private transactions to increase their holdings; particularly when they believe shares of Isle of Capri are undervalued.

(b) The persons filing this Schedule 13D have no present plans or proposals for an extraordinary corporate transaction involving Isle of Capri or any of its subsidiaries.

(c) The persons filing this Schedule 13D have no present plans or proposals involving the sale or transfer of a material amount of assets of Isle of Capri or any of its subsidiaries.

(d) The persons filing this Schedule 13D have no present plans or proposals involving any change in the present board of directors or management of Isle of Capri, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) The persons filing this Schedule 13D have no present plans or proposals for any material change in the present capitalization or dividend policy of Isle of Capri.

(f) The persons filing this Schedule 13D have no present plans or proposals for any other material change in Isle of Capri's business or corporate structure.

(g) The persons filing this Schedule 13D have no present plans or proposals for changes in Isle of Capri's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Isle of Capri by any person.

(h) The persons filing this Schedule 13D have no present plans or proposals for causing a class of securities of Isle of Capri to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The persons filing this Schedule 13D have no present plans or proposals for a class of securities of Isle of Capri becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The persons filing this Schedule 13D have no present plans or proposals for any actions similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Schedule 13D, the persons filing this Schedule 13D owned in the aggregate 14,569,182 shares or approximately 47.5% of the issued and outstanding shares of Isle of Capri, which included (i) 108,248 warrants owned by Valley Corporation and (ii) 324,500 employee options which are owned by Bernard Goldstein and Robert S. Goldstein, that are exercisable within 60 days of the date of this Schedule 13D. The percentage above is calculated based upon the 30,266,239 shares outstanding on March 3, 2000 as set forth in Isle of Capri's quarterly report on Form 10-Q filed March 7, 2000 for the quarterly period ended January 23, 2000.

(b) The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the persons filing this Schedule 13D:

                                                                   Page 15 0f 18

                                                            Sole Dispositive          Shared
            Name               Sole Voting   Shared Voting        Power         Dispositive Power
----------------------------  -------------  -------------  -----------------  --------------------
Bernard Goldstein                3,427,976 (1)           0           277,976           7,556,451 (1)
Irene S. Goldstein               1,575,000               0         1,575,000                   0
Jeffrey D. Goldstein             1,137,455               0         1,137,455           1,575,000 (2)
Richard A. Goldstein             1,026,655               0         1,026,655           1,575,000 (2)
Robert S. Goldstein              5,669,520 (3)           0         2,691,895           2,977,625 (3)
Jeffrey D. Goldstein Trust       1,575,000 (2)           0                 0           1,575,000 (2)

Richard A. Goldstein Trust       1,575,000 (2)           0                 0           1,575,000 (2)

Bernard Goldstein 1999
 Irrevocable Trust               2,977,625 (4)           0                 0           2,977,625 (4)

Valley Corporation               1,428,826 (5)           0         1,428,826 (5)               0

Kathy Goldstein                    303,750               0           303,750                   0

______________

     (1) Includes 2,977,625 shares held by the Bernard Goldstein 1999 Irrevocable Trust for the benefit of Bernard Goldstein as to which voting and dispositive power is held by Robert S. Goldstein as Trustee, 1,320,578 shares and warrants immediately exercisable to purchase 108,248 shares held by Valley Corporation of which Bernard Goldstein is Chairman and 253,500 shares issuable upon exercise of stock options that are exercisable within 60 days of the date of this
          Schedule 13D. Bernard Goldstein is the Trustee of the Jeffrey D. Goldstein Trust and the Richard A. Goldstein Trust and on behalf of these Trusts exercises voting power and shares dispositive power as to 1,575,000 shares in each Trust with the respective beneficiaries. Mr. Goldstein disclaims beneficial ownership of the shares held in the Jeffrey D. Goldstein Trust and the Richard A. Goldstein Trust as well as the portion of shares owned by Valley Corporation which exceed his 41.8% ownership interest in Valley Corporation.

     (2) Bernard Goldstein as Trustee has sole voting power and shares dispositive power with the beneficiary.

     (3) Includes 2,977,625 shares held by the Bernard Goldstein 1999 Irrevocable Trust and 71,000 shares issuable upon exercise of stock options that are exercisable within 60 days of the date of this
          Schedule 13D.

     (4) Robert S. Goldstein as Trustee has sole voting power. Shared dispositive power is reported by him and Bernard Goldstein.

     (5) Bernard Goldstein as Chairman reports sole voting and dispositive power.

                                                                   Page 16 0f 18
(c) Other than the acquisition of Isle of Capri shares described in Items 3 and 4 above, the persons filing this Schedule 13D did not engage in any transactions in shares of Isle of Capri during the last 60 days.

(d) To the knowledge of the persons filing this Schedule 13D, no other persons, except beneficiaries of the Trusts listed above, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Jeffrey D. Goldstein Trust Agreement and the Richard A. Goldstein Trust Agreement, to the best knowledge of the persons filing this
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Isle of Capri, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit   Description
-------   -----------

99.1      Joint Filing Agreement and Power of Attorney dated as of
          March 13, 2000.

99.2      Jeffrey D. Goldstein Trust Agreement via March 2, 2000 U/A
          March 2, 2000.

99.3      Richard A. Goldstein Trust Agreement via March 2, 2000 U/A
          March 2, 2000.

                                                             Page 17 of 18 Pages

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2000


                              /s/ Bernard Goldstein
                              ---------------------
                              Bernard Goldstein



                              /s/ Irene S. Goldstein
                              ----------------------
                              Irene S. Goldstein



                              /s/ Jeffrey D. Goldstein
                              ------------------------
                              Jeffrey D. Goldstein



                              /s/ Richard A. Goldstein
                              ------------------------
                              Richard A. Goldstein



                              /s/ Robert S. Goldstein
                              -----------------------
                              Robert S. Goldstein



                              JEFFREY D. GOLDSTEIN TRUST

                              /s/ Bernard Goldstein
                              -----------------------------
                              Bernard Goldstein, as Trustee



                              RICHARD A. GOLDSTEIN TRUST

                              /s/ Bernard Goldstein
                              -----------------------------
                              Bernard Goldstein, as Trustee

                                                             Page 18 of 18 Pages

                              BERNARD GOLDSTEIN 1999 IRREVOCABLE TRUST

                              /s/ Robert S. Goldstein
                              -------------------------------
                              Robert S. Goldstein, as Trustee



                              VALLEY CORPORATION

                              /s/ Bernard Goldstein
                              -------------------------------
                              Bernard Goldstein, as Chairman



                              /s/ Kathy S. Goldstein
                              ----------------------
                              Kathy S. Goldstein